CONSENT OF AUTHOR

TO:	VIZSLA RESOURCES CORP.
AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

I, Stewart Harris, B.Sc., P.Geo., author of the technical report entitled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" with an amended effective date of June 15, 2020 (the "Technical Report"), do hereby consent to the public filing of the Technical Report and to the inclusion of extracts from or a summary and reference to the Technical Report in the written disclosure in the short-form prospectus dated June 15, 2020 (the "Prospectus") of Vizsla Resources Corp. (the "Company"). I also consent to being named in the Prospectus.

I also certify that I have read the Prospectus being filed by the Company and that it fairly and accurately represents the information in the Technical Report and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated the 15th day of June, 2020.

"Stewart Harris"
Stewart Harris, P.Geo.